

September 25, 2023

Qun Lu
Chief Executive Officer
CH AUTO Inc.
6F, Building C
Shunke Building
Shunyi District, Beijing 101200, China

> **Re: CH AUTO Inc.**
> **Amendment No. 6 to**
> **Registration Statement on Form F-4**
> **Filed September 22, 2023**
> **File No. 333-270267**

Dear Qun Lu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4 filed September 22, 2023

General

1.   It appears that you will request effectiveness of your registration statement on Form F-4 before completing the CSRC process. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC.

You may contact Beverly Singleton at 202-551-3328 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing